EXHIBIT J




FOR IMMEDIATE RELEASE


           HARBINGER CAPITAL PARTNERS NOTES PRELIMINARY MEDIA GENERAL
                          STOCKHOLDER VOTING RESULTS

    PRELIMINARY RESULTS INDICATE ALL OF HARBINGER CAPITAL PARTNERS' NOMINEES
      ELECTED TO MEDIA GENERAL BOARD OF DIRECTORS BY SIGNIFICANT MARGINS


NEW YORK, APRIL 24, 2008 - Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, "Harbinger Capital Partners") today announced that preliminary, on-site results provided by Corporate Election Services indicate that all three of Harbinger Capital Partners' nominees have been elected to the Media General (NYSE: MEG) board of directors by significant margins.

"We are pleased that the preliminary results indicate that Media General stockholders have elected all three of our highly qualified nominees," said Joseph Cleverdon, Vice President and Director of Investments at Harbinger Capital Partners. "We believe these individuals will bring experience, judgment, independence and accountability to the board. It is now in the interests of Media General and all of our fellow stockholders to move past this proxy contest and focus on rebuilding stockholder value."

According  to  preliminary  tabulations  at  the  meeting,   Harbinger  Capital
Partners' candidates received between approximately 57 percent and 68 percent of the total votes cast.

Harbinger Capital Partners expects that the final certified inspector's report will be available within the next 24 to 48 hours.


Contacts:
Edelman on behalf of Harbinger Capital Partners:

Chris Mittendorf (212) 704-8134
christopher.mittendorf@edelman.com

John Dillard (212) 704-8174
john.dillard@edelman.com